Exhibit 99.1

SCULLY ROYALTY LTD. PROVIDES CORPORATE UPDATE

New York (August 13, 2026): Scully Royalty Ltd. (NYSE: SRL) (the “Company”) today announced that our Chairman, Michael Smith has been appointed as interim Chief Executive Officer and Chief Financial Officer of the Company, in place of Samuel Morrow, who is now a non-executive director with no management duties with the Group.

In his interim capacity, Mr. Smith will assume responsibility for the Company’s executive leadership functions while the Company seeks to identify candidates for appointment to these roles.

The Company remains committed to maintaining disciplined financial oversight of its businesses and operations throughout this period. The Company will provide further updates regarding its executive leadership to enhance these appointments.

About Scully Royalty Ltd.

Scully Royalty Ltd. (NYSE: SRL) holds a net revenues royalty interest on the Scully Iron Ore Mine located in Newfoundland and Labrador, Canada. It also holds various merchant banking and industrial interests globally. For more information, visit www.scullyroyalty.com.

Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on the Company's current expectations and assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied, including, among others, important factors set forth in the "Risk Factors" section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2025 and the Company’s other reports filed with the SEC. These forward-looking statements reflect the Company’s current views and are based on certain assumptions and speak only as of the date hereof. The Company undertakes no obligation to update any forward-looking statement except as required by law.

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